UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE

Mail Stop 3561
      	February 8, 2008

Peter C. Nelson
President and CEO
California Water Service Group
1720 North First Street
San Jose, California  95112

Re:		California Water Service Group
	Form 10-K for the Fiscal Year Ended December 31, 2006
      Filed March 14, 2007
Forms 10-Q for the Quarters Ended March 31, 2007, June 30, 2007 and
September 30, 2007
 	Definitive Schedule 14A
	Filed March 14, 2007
	File No. 1-13883


Dear Mr. Nelson:

      We have reviewed your filings and have the following comments.
You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Part IV
Item 15. Exhibits, Financial Statement Schedules
1. We note your response to prior comment three to our letter dated
December 19, 2007 and reissue the comment. Please file an amended Form 10-K with the appropriate Exhibit 32 referring to the Form
10-K.

Definitive Schedule 14A filed March 14, 2007
Compensation Discussion and Analysis, page 14
2. We note your response to prior comment five to our letter dated December 19, 2007. Please explain to us how you intend to comply.



*	*	*


      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact James Lopez, Senior Staff Attorney, at (202)
551-3536, or me at (202) 551-3720 if you have any questions regarding your filing or this review.


      Sincerely,



								H. Christopher Owings
      Assistant Director

cc:	Matthew McCardell
	Fax: (415) 374-8453

Peter C. Nelson
California Water Service Group
February 8, 2008
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